& 3/15/14 KW

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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14048200

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-35941

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Blackstone Advisory Partners L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 Park Avenue
(No. and Street)

New York (City) New York (State) 10154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Quinlan 212-583-5745
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza (Address) New York (City) New York (State) 10112-0015 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 04 2014

Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

DD 3/21/14

AFFIRMATION

I, Paul Quinlan affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Blackstone Advisory Partners L.P. and subsidiaries as of and for the year ended December 31, 2013, are true and correct. I further affirm that neither the Partnership nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Paul Quinlan
Chief Financial Officer

Subscribed and sworn before me
this 28th day of February 2014

ANGELA J. PARTIDA
Notary Public, State of New York
No. 01PA6265565
Qualified in New York County
Commission Expires July 9, 2016

BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES
(SEC I.D. No. 8-35941)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
as a PUBLIC Document

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Blackstone Advisory Partners L.P.
345 Park Avenue, 16th Floor
New York, NY 10154

We have audited the accompanying consolidated statement of financial condition of Blackstone Advisory Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2013, and the related notes (the "financial statement"), you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the consolidated financial statement in order to design audit procedures appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Blackstone Advisory Partners L.P. and subsidiaries as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2014

BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013
(Dollars in Thousands)

ASSETS		
Cash and cash equivalents	$	87,635
Accounts receivable		181,121
Due from affiliates		769,397
Other assets		6,439
TOTAL ASSETS	$	1,044,592
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Due to affiliates	$	216,021
Due to limited partners		31,060
Accounts payable and accrued expenses		45,280
Accrued compensation and benefits		18,720
Deferred revenue		2,972
Total liabilities		314,053
PARTNERS' CAPITAL		
General Partner	$	7,258
Limited Partner		718,544
Non-controlling interests in consolidated entity		4,737
Total partners' capital		730,539
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	1,044,592

See notes to consolidated statement of financial condition.

1. ORGANIZATION AND NATURE OF OPERATIONS

Blackstone Advisory Partners L.P. ("BAP" or the "Partnership"), a Delaware limited partnership, was formed on September 27, 1988 for the purpose of engaging in the investment banking advisory business specializing in corporate advisory services, corporate restructuring advisory services, and underwriting activities, including underwriting on debt offerings, initial public offerings and secondary equity offerings. The term of the Partnership shall continue until December 31, 2038 unless earlier dissolved and terminated in accordance with the amended and restated agreement of Limited Partnership dated November 30, 1988 (the "Partnership Agreement"). BAP is a registered broker-dealer and is subject to certain regulations of the United States Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

Blackstone Group Holdings L.P. ("BGH"), a holding partnership established for certain entities of The Blackstone Group L.P. ("Blackstone") engaged in the financial services business, is the 99% limited partner of BAP. Blackstone Advisory Services L.L.C. ("BAS LLC") is the 1% general partner of BAP. Both entities are wholly-owned subsidiaries of Blackstone Holdings I L.P., which is a subsidiary of Blackstone.

BAP is the sole member of Blackstone Intermediary Holdco L.L.C. ("Holdco"), a holding company established for certain Blackstone entities engaged in the financial services business. Holdco holds the rights, titles, and interests in certain affiliated registered investment advisors and general partner entities, which provide investment management services to limited partners for private equity funds, real estate funds, funds of hedge funds and credit-oriented funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the Partnership's consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ materially from the estimates included in the consolidated statement of financial condition.

Fair Value of Financial Instruments

The Partnership's financial assets and liabilities are carried at fair value or amounts approximating fair value because of the short term nature of these balances. The Partnership's financial assets and liabilities include cash and cash equivalents, receivables and payables.

Consolidation

The Partnership consolidates all entities it controls through a majority voting interest. The consolidated statement of financial condition of the Partnership include Holdco and its subsidiaries. All intercompany transactions and balances are eliminated in consolidation.

Affiliates

The Partnership considers Blackstone and its founder, senior managing directors, employees, Blackstone subsidiaries, the Blackstone Funds and the Portfolio Companies to be affiliates. Blackstone Funds refer to the private equity funds, real estate funds, funds of hedge funds, credit-oriented funds and management investment companies managed by Blackstone. Portfolio Companies refer to the Blackstone Funds' investments, including majority-owned and controlled investments.

Cash and Cash Equivalents

The Partnership has defined Cash and cash equivalents as cash, including demand funds, and short-term, highly liquid investments with original maturities of three months or less when acquired.

Accounts Receivable

Accounts receivable include management fees receivable from limited partners, disposition fees and incentive fees receivable and advisory fees receivable, including advisory fee receivables from affiliates. Management fees receivable from Blackstone Funds are included in Due from Affiliates. Accounts receivable are assessed periodically for collectability.

Allowance for Doubtful Accounts

The Partnership performs periodic reviews of outstanding accounts receivable and its clients' financial condition. The Partnership generally does not require collateral and establishes an allowance for doubtful accounts based upon factors such as historical experience, credit quality, age of the accounts receivable balances and the current economic conditions that may affect a counterparty's ability to pay such amounts owed to the Partnership. As of December 31, 2013, the Partnership determined that no allowance for doubtful accounts is required.

Foreign Currency

The Partnership's balances denominated in foreign currencies are translated into U.S. Dollars at the end of the reporting date, whereas the corresponding income and expenses denominated in foreign currencies are translated into U.S. Dollars on the respective dates they were recorded.

Revenue Recognition

Revenues primarily consist of management and advisory fees, performance fees and other income.

Management and Advisory Fees, Net – Management and advisory fees are comprised of management fees, including base management fees, transaction and other fees, management fee reductions and offsets, advisory fees, and underwriting fees.

The Partnership earns base management fees from limited partners of funds in each of its managed funds, at a fixed percentage of assets under management, net asset value, total assets,

committed capital or invested capital. Base management fees are recognized based on contractual terms specified in the underlying investment advisory agreements.

Transaction and other fees (including monitoring and placement fees) are fees charged directly to funds and portfolio companies. The investment advisory agreements generally require that the investment advisor reduce the amount of management fees payable by the limited partners to the Partnership ("management fee reductions") by an amount equal to a portion of the transaction and other fees directly paid to the Partnership by the Portfolio Companies or the Blackstone Funds. The amount of the reduction varies by fund, the type of fee paid by the portfolio company and the previously incurred expenses of the fund.

Management fee offsets are reductions to management fees payable by limited partners, which are granted based on the amount they reimburse Blackstone for placement fees.

Advisory fees consist of advisory retainer and transaction-based fee arrangements. Retainer fees are recognized in accordance with terms set forth in individual agreements. Transaction-based fees are recognized when (a) there is evidence of an arrangement with a client, (b) agreed upon services have been provided, (c) fees are fixed or determinable and (d) collection is reasonably assured.

Reimbursable expenses that are directly related to such transactions and billable to clients are included in Accounts receivable in the Consolidated Statement of Financial Condition.

Accrued but unpaid management and advisory fees, net of management fee reductions and management fee offsets, as of the reporting date, are included in Accounts receivable or Due from affiliates in the Consolidated Statement of Financial Condition. Management fees paid by limited partners to the Blackstone Funds and passed on to Blackstone are not considered affiliate revenues.

Underwriting fees consist of fees related to debt and equity offerings in which BAP acts as an underwriter or arranger. Revenue is recorded net of syndication expenses and at the time the underwriting is completed, the fees are fixed and determinable, and collection is reasonably assured.

Performance Fees – Performance fees earned on the performance of Blackstone's hedge fund structures are recognized based on fund performance during the period, subject to the achievement of minimum return levels, or high water marks, in accordance with the respective terms set out in each hedge fund's governing agreements. Accrued but unpaid performance fees are charged to Blackstone's hedge funds and real estate funds as of the reporting date and are recorded within Due from affiliates or Accounts receivable, as appropriate, in the Consolidated Statement of Financial Condition. Performance fees are realized at the end of a measurement period, typically annually. Once realized, such fees are not subject to clawback or reversal.

Deferred Revenue – Deferred revenue represents the receipt of management and advisory fees prior to such amounts being earned, and is recognized using the straight-line method over the period that it is earned.

Due to Limited Partners – Amounts due to limited partners represent fee reductions to be provided to limited partners on future management fee invoices. Any amounts still remaining when the fund terminates will be payable to the limited partners.*Other Income* – Other income comprises primarily of administration fees earned for management of a group purchasing

program, interest income and foreign currency gains and losses arising on transactions denominated in currencies other than U.S. dollars.

Compensation and Benefits

Compensation and benefits consists of (a) employee compensation, comprising salary and bonus, and benefits paid and payable to employees, including senior managing directors, (b) Blackstone equity-based compensation associated with the grants of equity-based awards to employees, including senior managing directors, and (c) performance fee compensation.

Equity-Based Compensation – Compensation cost relating to the issuance of share based awards to senior managing directors and employees is measured at fair value at the grant date, taking into consideration expected forfeitures, and expensed over the vesting period on a straight line basis. Equity-based awards that do not require future services are expensed immediately. Cash settled equity-based awards are classified as liabilities and included in Due to affiliates in the Consolidated Statement of Financial Condition, and are remeasured at the end of each reporting period.

Performance Fee Compensation – Performance fee compensation and benefits consists of performance fee allocations to employees, including senior managing directors, participating in certain profit sharing initiatives. Such compensation expense is subject to both positive and negative adjustments.

Non-Controlling Interests in Consolidated Entity

Non-controlling interests in consolidated entity represent the component of Partners' capital in a consolidated entity held by unconsolidated entities. As of December 31, 2013, Blackstone Holdings II L.P. and StoneCo IV Corporation, affiliated unconsolidated entities, held a 1.499% interest in Blackstone Alternative Asset Management L.P., a consolidated entity.

Income Taxes

No provision for federal or state income taxes is recorded by the Partnership as the individual partners are responsible for such taxes based on their allocable share of the Partnership's taxable income.

The Partnership has adopted applicable provisions of ASC 740, Income Taxes ("ASC 740-10"). ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of ASC 740-10 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

3. RELATED PARTY TRANSACTIONS

Blackstone Administrative Services Partnership L.P. ("BASP"), an affiliate of the Partnership, provides the Partnership and its affiliates with various office facilities, administrative and operational support services at cost ("Indirect Expenses"). Such Indirect Expenses are allocated among the Partnership and its affiliates based upon an established methodology. Under this

methodology, expenses (compensation and benefits, occupancy and office services, communications, promotional and research, professional fees and other operating expenses) incurred by support service groups are allocated among the Partnership and its affiliates based on the agreed upon expense drivers of each support service group. Additionally, BASP pays, on behalf of the Partnership, expenses that can be attributed specifically to the Partnership ("Direct Expenses"). Such Direct Expenses are comprised principally of compensation and benefits, occupancy and office services, communications, promotional and research and professional fees. The Partnership reimburses BASP for its share of all Direct and Indirect Expense amounts paid on its behalf.

Blackstone Holdings Finance Co, L.L.C. ("FinCo"), an affiliate of the Partnership, provides cash management services to Holdco and its subsidiaries. This arrangement generates amounts due to Holdco from FinCo, which are reflected in Due from affiliates. FinCo also makes certain payments on behalf of the Partnership which are reflected in Due to affiliates.

Certain fees earned by Holdco are received from Blackstone Funds and Portfolio Companies, which are reflected in Due from Affiliates.

Receivables and Payables

Amounts due to and from affiliates consist of receivables and payables transacted in the normal course of business as described above. As of December 31, 2013, the amounts due to and from affiliates are as follows:

Due from Affiliates		
Due from Portfolio Companies and Blackstone Funds	$	342,207
Due from FinCo		389,834
Due from BASP		26,694
Due from Non-Consolidated Entities		10,662
	$	769,397

Due to Affiliates		
Due to FinCo	$	51,825
Due to BASP		28,178
Due to Non-Consolidated Entities		123,822
Due to Portfolio Companies and Blackstone Funds		12,196
	$	216,021

The Partnership does not charge or pay interest to affiliates on outstanding receivable and payable balances.

Subadvisory Fees

Services provided include analysis of existing and potential investments by relevant Blackstone Funds, including due diligence, structuring and financing of acquisitions and disposals. The fees for such services are cost plus a fixed percentage, as stipulated by the respective agreements.

4. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences that may exist between the carrying amounts of assets and liabilities for financial statement reporting purposes and the amount for income tax purposes using enacted tax rates in effect for the year in which the differences are expected to reverse. The significant temporary difference results from the timing of recognition of certain management fee reductions resulting in a deferred tax liability.

Since both partners of the Partnership are wholly-owned by Blackstone Holdings I L.P., the Partnership and its wholly-owned affiliates are included in the federal, state and local tax returns filed by Blackstone Holdings I L.P. Blackstone Holdings I L.P. and Blackstone Alternative Asset Management L.P. file tax returns as prescribed by the tax laws of the jurisdictions in which they operate. As of December 31, 2013, the federal, state and local income tax returns filed for 2010 through 2012 are open under the normal three-year statute of limitations. The City of New York is examining tax returns filed by Blackstone Alternative Asset Management L.P., the Partnership and some of its affiliates for years 2007 through 2009. Consents have been signed to extend certain of the statute of limitations.

During 2013 wholly-owned affiliates settled examinations by the City of New York for the period January 1, 2003 through June 18, 2007, resulting in a payment of $0.5 million tax and a reduction to unrecognized tax benefits of $1.0 million. In addition, during 2013 Blackstone Alternative Asset Management L.P. reduced unrecognized tax benefits of $7.3 million. At December 31, 2013, the Partnership has unrecognized tax benefit of $4.7 thousand. The unrecognized tax benefits are recorded in Accounts Payable and Accrued Expenses in the Consolidated Statement of Financial Condition.

5. CONCENTRATION OF CREDIT RISK

The Partnership is subject to concentrations of credit risk with respect to its accounts receivable. The Partnership had one client account for approximately 12% of its accounts receivable at December 31, 2013.

6. PARTNERS' CAPITAL

Capital contributions for the year ended December 31, 2013 were $15 million.

During the year ended December 31, 2013, the Partnership distributed partners' capital to Blackstone in the amount of $605.7 million.

7. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Partnership files an Unconsolidated FOCUS Report and is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Rule 15c3-1 requires the maintenance of minimum net capital, as defined, which shall be the greater of $0.1 million or 6 ⅔% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Partnership's net capital ratio was 0.63 to 1 and its net capital of $47.5 million was $45.5 million in excess of the minimum regulatory requirement.

The Partnership does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and accordingly is exempt from the Customer Protection Rule (Rule 15c3-3).

8. DEFINED CONTRIBUTION PLAN

Blackstone provides a 401(k) plan (the "Plan") to eligible employees in the United States. For certain finance and administrative professionals who are participants of the Plan, Blackstone contributes 2% of such professional's pretax annual compensation up to a maximum of $1.6 thousand per calendar year. In addition, Blackstone will contribute 50% of pretax annual compensation contributed by such professional participants with a maximum matching contribution of $1.6 thousand per calendar year..

9. COMMITMENTS AND CONTINGENCIES

Contingent Performance Fees

The Partnership has accrued performance fees attributable to arrangements where the measurement period has not ended and is expected to be fully realized in the next five years. The total amount expected to be realized as of December 31, 2013 is $19.1 million, which approximates fair value and is included in Accounts receivable or Due from affiliates, as applicable, in the Consolidated Statement of Financial Condition.

Litigation

From time to time, the Partnership is named as a defendant in legal actions relating to transactions conducted in the ordinary course of business. Although there can be no assurance of the outcome of such legal actions, in the opinion of management, the Partnership does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially adversely affect its results of operations, financial position or cash flows.

Indemnification

The Partnership enters into contracts that contain a variety of indemnifications. The Partnership's maximum exposure under these arrangements is not known. However, the Partnership has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

10. SUBSEQUENT EVENTS

The Partnership has evaluated the impact of all subsequent events through the date the consolidated statement of financial condition was issued, and has determined there were no subsequent events requiring recognition or disclosure in the consolidated statement of financial condition, except for distributions to Blackstone in the amounts of $30 million and $1.1 million on January 7, 2014 and February 10, 2014, respectively.

* * * * * * *

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
www.deloitte.com

February 28, 2014

Blackstone Advisory Partners, L.P.
345 Park Avenue, 16th Floor
New York, NY 10154

In planning and performing our audit of the consolidated financial statements of Blackstone Advisory Partners L.P. and subsidiaries (the "Partnership") as of and for the year ended December 31, 2013 (on which we issued our report dated February 28, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of Blackstone Advisory Partners, L.P., management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP